EXECUTIVE EMPLOYMENT AGREEMENT entered into between MIX TELEMATICS LIMITED and PAUL MARK DELL

1.	INTERPRETATION AND DEFINITIONS

1.1
The headings of the clauses in the agreement are for the purpose of convenience and reference only and shall not be used in the interpretation of or modify or amplify the terms of the agreement or any clause hereof.

1.2	Unless a contrary intention clearly appears, words importing -

1.2.1	any one gender include the other two genders;

1.2.2	the singular include the plural and vice versa; and

1.2.3	natural persons include created entities (corporate or unincorporated) and the state and vice versa.

1.3	The following terms shall have the meanings assigned to them hereunder and cognate expressions shall have corresponding meanings:

1.3.1	"Agreement" means the contract of employment concluded between the Parties and the appendices thereto;

1.3.2	"Annual Leave Cycle" means the period of twelve months' employment with the same employer following the Effective Date;

1.3.3	"BCEA" means the Basic Conditions of Employment Act 75 of 1997 (as amended);

1.3.4
"Business" the business of bureau services, vehicle tracking and recovery, fleet management, and telemetry, which is conducted by the Company and/or any Group Company, within the Territory from time to time;

1.3.5	"Company" means MiX Telematics Limited, a company duly registered and incorporated in accordance with the company laws of South Africa;

1.3.6
"Confidential Information"    means any information or data relating to the Company and any Group Company (even if not marked as being confidential, restricted, secret, proprietary or any similar designation), in whatever format and whether recorded or not (and if recorded, whether recorded in writing, on any electronic medium or otherwise), which:

1.3.6.1	by its nature or content is identifiable as confidential and/or proprietary; or

1.3.6.2	is intended or by its nature or content could reasonably be expected to be confidential and/or proprietary,

1.3.6.3	and includes:

1.3.6.3.1	information relating to the existing and future strategic objectives and existing and future business plans and corporate opportunities;

1.3.6.3.2	trade secrets;

1.3.6.3.3	technical information, techniques, know-how, operating methods and procedures;

1.3.6.3.4	details of costs, sources of materials and customer lists (whether actual or potential) and other information relating to the existing and prospective customers and suppliers;

1.3.6.3.5	pricing, price lists and purchasing policies;

1.3.6.3.6	computer data, programmes and source codes;

1.3.6.3.7	information contained in or constituting the hardware or software, including third party products and associated material;

1.3.6.3.8	information relating to network telecommunications services and facilities;

1.3.6.3.9	any and all methodologies, formulae and related information in developed software and processes and other business;

1.3.6.3.10	products, drawings, designs, plans, functional and technical requirements and specifications;

1.3.6.3.11	Intellectual Property that is proprietary to the Group or that is proprietary to a third party and in respect of which the Group has rights of use or possession;

1.3.6.3.12	marketing information of whatsoever nature or kind;

1.3.6.3.13	financial information of whatsoever nature or kind;

1.3.6.3.14	information relating to any contracts to which any company in the Group is a party, and any information which is not readily available to a competitor in the normal and ordinary course of business;

1.3.7	"Effective Date" means 1 February 2017, notwithstanding the Signature Date;

1.3.8	"Employee" means Paul Mark Dell, identity number 820219 5087 089;

1.3.9
"Group" and "Group Company" means the Company, any associated company of the Company, any partnership in which the Company is a partner, any company which is a subsidiary company of the Company, any company which is a holding company of the Company, any company which is a subsidiary of or is controlled by such holding company, any division of such holding company and/or any joint venture company of which the Company, or such holding company is a shareholder;

1.3.10	"Intellectual Property" means the following in respect of the Company and any Group Company in any location or jurisdiction worldwide:

1.3.10.1
all inventions (whether patentable or unpatentable) and whether or not reduced to practise), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all revisions, extensions and re-examinations thereof;

1.3.10.2
all trademarks, service marks, trade dress, logos, trade names and corporate names, (including all domain names, internet and intranet names, addresses, icons and other designations useful to identify or locate any company in the Group on a computer network such as the world wide web), together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith;

1.3.10.3	all works capable of copyright, all copyright, and all applications, registrations and renewals in connection therewith;

1.3.10.4
all trade secrets and business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supply lists, pricing and cost information, and business and marketing plans and proposals);

1.3.10.5	all computer software (including data and related documentation);

1.3.10.6	all other proprietary rights;

1.3.10.7	all business or trade names used by or in connection with, or normally associated with any member of the Group; and

1.3.10.8	all copies and tangible embodiments thereof, in each instance in whatever form or medium;

1.3.11	"LRA" means the Labour Relations Act No 66 of 1995 (as amended);

1.3.12	"Parties" means the Company and the Employee;

1.3.13	"PAYE" means pay as you earn in terms of the Income Tax Act 58 of 1962;

1.3.14	"Personal Information" means personal information as defined in POPI;

1.3.15	"POPI" means the Protection of Personal Information Act 4 of 2013, as may be gazetted and/or amended from time to time;

1.3.16	"Sick Leave Cycle" means the period of 36 months’ employment with the same employer following the Effective Date;

1.3.17	"Signature Date" means the date of signature of the agreement by the last signing of its signatories;

1.3.18	"Termination Date" means the date on which the Agreement is terminated in terms of clause 23 herein; and

1.3.19	"UI Act" means the Unemployment Insurance Act 63 of 2001 (as amended).

2.	APPOINTMENT

2.1	The Company appoints the Employee and the Employee accepts such appointment in the capacity of Interim Chief Financial Officer on the terms and conditions set out in the Agreement.

2.2
In the event that the Company appoints a Chief Financial Officer and does not make the Employee’s appointment permanent, the Employee will remain employed by the Company, at such designation as then agreed between the Parties, on not less favourable terms than the terms contained in this Agreement.

2.3	The Employee shall be based at the Company’s Midrand office, or such other place as may be required of the Employee by the Company from time to time.

3.	COMMENCEMENT AND DURATION
The Agreement shall commence on the Effective Date and shall terminate in accordance with clause 23 of the Agreement.

4.	WARRANTIES BY THE EMPLOYEE

4.1	The Employee hereby warrants that:

4.1.1	he will not be in breach of any express or implied terms of any contract or of any other obligation binding upon him/her;

4.1.2	he is suitably qualified for the post and all information supplied to the Company detailing his/her experience and qualifications and all representations made by him/her are true and accurate; and

4.1.3	he does not have a criminal record and no investigations with regard to any crime or offence are pending against him.

5.	DUTIES OF THE EMPLOYEE

5.1	The Employee shall:

5.1.1
report to and execute the orders and directions of the Group Chief Executive Officer (“CEO”) and the Board of Directors of the Company, carry out such functions and duties as are from time to time assigned to him and are consistent with his position, and use his utmost endeavours to protect and promote the Business and interests of the Group and to preserve their reputation and goodwill;

5.1.2	not undertake any other employment or activity for gain whilst in the employment of the Company;

5.1.3	not engage in activities which would detract from the proper performance of his duties;

5.1.4	use his best endeavours to promote and extend the Business of the Group;

5.1.5
deliver to the CEO, or any person nominated by him, in any event, and upon termination of the Agreement, all books of account, records, information, correspondence and notes concerning or containing any reference to the work or the Business of the Group, which belongs to any member of the Group, and are in the possession or under the control, directly or indirectly, of the Employee;

5.1.6	submit to the CEO, or any person nominated by him, such information and reports as may be required of him in connection with the performance of his duties and the Business of the Group;

5.1.7
meet with the CEO, or such other person nominated for this purpose, as regularly as the Chairman requires, to discuss the operations of the Group, and provide written updates and reports on such operations; and

5.1.8	meet with the CEO as regularly as may be required, to discuss the key performance indicators agreed to from time to time, and where so required produce reports of such activities.

6.	REMUNERATION

6.1	As remuneration for his services hereunder the Employee shall be entitled to the remuneration set out in Annexure "A".

6.2
The Company shall pay the Employee’s remuneration into his nominated bank account on the 25th day of each month, unless the 25th falls on a Sunday or Public Holiday, in which case the payment will be made on the subsequent working day.

6.3
The Employee agrees that the Company may deduct from his remuneration any amounts due in relation to PAYE, the UI Act or as required by any other law, court order or written agreement applicable from time to time.

6.4
If, at any time, the Employee owes any amounts to the Company which are not in dispute, he hereby authorises the Company to deduct such amounts from, or set off such amounts against, any amount owed to the Employee by the Company.

6.5	The Employee’s remuneration shall be subject to review for increase by the Company on an annual basis.

7.	PERFORMANCE BONUS

7.1
In addition to Employee’s remuneration, in terms of clause 6 above, the Employee may be entitled to an annual performance bonus. This will be paid out on a bi-annual basis and will vary depending on the performance of the Group and an assessment of the Employee’s performance.

7.2	The payment and parameters of any such performance bonus will be within the sole discretion of the Company and the remuneration committee, based on the criteria above.

8.	LONG-TERM INCENTIVE PLAN AND RESTRAINT

8.1	On the Employee’s appointment as Interim Chief Financial Officer, he will be eligible to participate in the MiX Telematics Long-Term Incentive Plan for the period of time stipulated in the said Plan.

8.2
The incentive award will be commensurate with the Employee’s position in the Group, subject to the terms of the Plan, as implemented by the Company from time to time, and his participation in the Plan will be dependent upon him signing the restraint of trade agreement set out in Annexe B.

9.	MEDICAL AID AND RETIREMENT FUND SCHEME

9.1
The Employee is obliged to participate in the Company’s medical aid and retirement fund schemes nominated for this purpose from time to time by the Company, in accordance with the relevant rules of the schemes.

9.2	The Company will not be responsible for any post-retirement medical aid or retirement fund contributions.

10.	OUT OF POCKET EXPENSES

10.1	Given the nature of the Employee’s duties, the Employee may from time to time be required to travel away from his ordinary workplace for business purposes.

10.2	The Company shall refund to the Employee any disbursements made or expenses incurred by the Employee on behalf of the Group which are:

10.2.1	necessary to enable the Employee to perform his duties under the Agreement;

10.2.2	authorised or ratified by the Company; and

10.2.3	substantiated by vouchers or other reasonable written evidence of such expenditure.

10.3	The Company shall have the right to review and limit the disbursements and expenditure which the Employee incurs or may incur on its behalf or on behalf of any Group Company.

11.	MOBILE PHONE AND ON BOARD COMPUTER

11.1	Upon submission and approval of the necessary invoices, the Company will reimburse the Employee for all expenses incurred by the Employee in using the Employee’s mobile phone for business purposes.

11.2
The Employee agrees that the Company shall be entitled to place an on board computer (“OBC”) into his vehicle, if requested to do so by the Company. The costs associated with the installation and maintenance of the OBC shall be borne by the Company. The Employee agrees that he will not tamper with the OBC or alter any of the configurations or settings that will cause the OBC to malfunction in any way.

11.3	Should the provision of either of these items result in any liability for taxation, the tax (PAYE or otherwise) will be for the Employee’s account.

12.	HOURS OF WORK

12.1	As a senior executive the nature of the Employee’s work will be such that the Employee is sometimes required to work outside of the Company’s ordinary working hours.

12.2	The Employee agrees to work such additional hours as may be reasonably necessary for the fulfilment of the Employee’s duties without additional compensation.

12.3	The Company will be entitled to, from time to time, adjust the Employee’s working hours in terms of operational requirements.

13.	ANNUAL LEAVE
The Employee shall be entitled to 20 working days’ annual leave on full pay in respect of each Annual Leave Cycle, to be taken at such time or times as are convenient to the Company in accordance with its policies from time to time.

14.	SICK LEAVE, FAMILY RESPONSIBILITY LEAVE AND MATERNITY LEAVE
The Employee shall be entitled to sick leave and family responsibility leave, where applicable, in accordance with the provisions of the BCEA and the Company’s policies from time to time.

15.	CONFIDENTIALITY

15.1	The Employee irrevocably and unconditionally agrees and undertakes, not to use the Confidential Information, whether directly or indirectly:

15.1.1	for the Employee's benefit; or

15.1.2	for the benefit of any person other than any company in the Group;

15.1.3	to treat and safeguard the Confidential Information as strictly private and confidential;

15.1.4
not to use, disclose or divulge, directly or indirectly, the Confidential Information in any manner to any third party for any reason or purpose whatsoever without the prior written consent of the Chairman of the Board, which consent may be granted or withheld in the sole and absolute discretion of the Chairman;

15.1.5	not to decompile, disassemble or reverse engineer or otherwise modify, adapt, alter or vary the whole or any part of the Confidential Information; and

15.1.6	to take all such steps as may be reasonably necessary to prevent Confidential Information from falling into the hands of unauthorised third parties.

15.2
The determination of whether information is Confidential Information shall not be affected by whether or not such information is subject to, or protected by, common law or statute related to copyright, patent, trademarks or otherwise.

15.3	If the Employee is uncertain as to whether any information is Confidential Information, the Employee shall treat such information as confidential until the contrary is agreed to in writing.

15.4	In the event that the Employee is required to disclose information relating to the Group pursuant to clause 15, he shall:

15.4.1	advise the Company thereof prior to disclosure, if possible;

15.4.2	take such steps to limit the disclosure to the extent that he lawfully and reasonably can;

15.4.3	afford the Company a reasonable opportunity, if possible, to intervene in the proceedings; and

15.4.4	comply with the Company’s reasonable requests as to the manner and terms of any such disclosure.

16.	INVENTIONS, DISCOVERIES, COPYRIGHT AND DOCUMENTS

16.1
Any Intellectual Property made, created or discovered by the Employee in the course and scope of his employment, in connection with or in any way affecting or relating to the Business of the Group or capable of being used or adapted for use by the Group in connection with its Business, shall be disclosed to the Company and shall belong to the Company.

16.2
The Employee shall, if and when required by the Company, and at the expense of the Company, apply or join with the Company in applying for letters patent or other equivalent protection in the Republic of South Africa or in any other part of the world for the Intellectual Property and shall execute all instruments and do all things necessary for vesting the said letters patent or other equivalent protection in the name of the Company as sole beneficial owner or in the name of such other person as may be nominated.

16.3
Insofar as may be necessary, the Employee hereby assigns to the Company the copyright in all present and future works eligible for copyright including, without limitation, software programmes of which she may be the author, which works were or are created, compiled, devised or brought into being during the course and in the scope of his employment. No consideration shall be payable to the Employee in respect of the assignment. The Employee hereby waives in favour of the Company or any successor-in-title any moral rights in copyright as provided for in the Agreement, which may vest in him.

16.4
All reports, manuals, financial statements, budgets, indices, research papers, letters or other similar documents, the nature of which is not limited by the specific reference to the aforegoing items, which are created, compiled or devised or brought into being by the Employee or come into the Employee's possession during the course and in the scope of his employment and all copies thereof, shall be the property of the Company.

17.	RESTRAINT OF TRADE
The Employee agrees to the terms of the Restraint of Trade Agreement, annexed marked “B”.

18.	COMPUTER SYSTEMS

18.1	During the Employee's employment by the Company, the Employee will be supplied with a computer system and with access to the Company’s network, computer systems and software.

18.2
The Company may at all times specify the manner in which these facilities may be used and the Employee hereby agrees to be bound by any information technology policy of the Company in force from time to time.

18.3	Without derogating from the generality of the aforementioned, the Employee shall:

18.3.1	utilise the computer and access the Company's network, laptops, computer systems and software, including email and internet, solely in pursuance of the Group's Business activities; and

18.3.2	not copy any software whatsoever, for whatever purpose, from one computer to another unless both the applicable software licence and the Company permits it.

19.	INTERCEPTION AND MONITORING OF ELECTRONIC COMMUNICATIONS
The Employee acknowledges, accepts and agrees that he consents to the monitoring and interception of his communication insofar as it relates to electronic communications that he may send or receive using the equipment of the Company or during the course and scope of his employment.

20.	CONSENT TO USE PERSONAL INFORMATION

20.1
The Employee hereby consents to the collection, processing and further processing of the Employee's Personal Information by the Group, for the purposes of securing and further facilitating the Employee's employment.

20.2
Without derogating from the generality of the aforementioned, the Employee consents to the Group's collection and processing of Personal Information pursuant the clause 20 insofar as Personal Information of the Employee is contained in relevant electronic communications.

20.3	The Employee is hereby notified of the purpose and reason for the collection and processing of such Personal Information.

20.4	The Employee undertakes to make available to the Company all necessary Personal Information required by the Company for the purpose of securing and further facilitating the Employee's employment.

20.5
Without limiting the generality of the aforegoing, the Employee absolves the Group from any liability in terms of POPI for failing to obtain the Employee's consent or to notify the Employee of the reason for the processing of any of the Employee's Personal Information.

21.	CODES, PROCEDURES, RULES AND REGULATIONS
The Employee undertakes to acquaint and familiarise herself with the terms of any codes, policies, procedures, rules and regulations ("Internal Policies") which have been, or may be, introduced or promulgated by the Company from time to time. The Company's Internal Policies shall not form part of the Agreement.

22.	SUSPENSION OF EMPLOYMENT
If the Company suspects that the Employee is guilty of the conduct which may, if proved, justify his dismissal, or has committed a breach of any of the material terms of the

Agreement, the Company may, without prejudice to its right of summary dismissal and without giving rise to any claim for damages or otherwise against it, suspend the Employee in his capacity as an employee, during which period the Employee shall not be entitled to work for the Company and shall not represent that he does.

23.	TERMINATION

23.1
This Agreement shall, notwithstanding any other provision, automatically terminate without notice at the end of the financial year of the Company in which the Employee attains the age of 60 years, being the Company's normal retirement age.

23.2	Alternatively, either Party may terminate the Agreement on three calendar months’ prior written notice.

23.3	Notwithstanding 23.1 and 23.2, the Company shall be entitled to terminate the Employee’s employment summarily, if the Employee:

23.3.1	is guilty of any misconduct justifying summary dismissal;

23.3.2	is guilty of misconduct which is likely to bring the Group into disrepute;

23.3.3	is convicted of an offence involving dishonesty, or commits any act of dishonesty;

23.3.4
commits a material breach of any of the terms of the Agreement and fails to remedy such breach within 14 days of receipt of written notice from the Company specifying the breach and demanding that it be remedied;

23.3.5	is unable to perform his duties, responsibilities and functions to the standard expected and required of an incumbent of the position;

23.3.6	becomes incapacitated.

23.4
The Employee shall, upon the termination of his employment by the Company for whatsoever reason, immediately return to the Company, all correspondence, documents, papers, memoranda, notes, records as may be contained in magnetic media or other forms of computer storage, videos, tapes and any copies thereof, credit and charge cards and all other property belonging to the Group, which may be in the Employee's possession or under her control.

23.5
After the termination of the Employee's employment, the Employee will not at any time make any adverse, untrue or misleading statement about the Group or its officers or Employees, or represent himself as being employed by or connected with the Company.

23.6	The Employee shall not, at any time after the termination of his employment by the Company, represent himself as being in any way connected with or interested in the Group.

24.	EFFECT OF TERMINATION OF EMPLOYMENT
The termination of the Employee’s employment for any reason whatsoever shall not affect the operation of any provisions of the Agreement, to the extent to which such provisions confer rights or impose obligations upon the Parties which are exercisable or enforceable after the termination of the Agreement, and such provisions shall to that extent continue to be of full force and effect.

25.	DOMICILIUM CITANDI ET EXECUTANDI

25.1	The parties choose as their domicilia citandi et executandi for all purposes under the agreement, at the following addresses:
the Company
Waterfall Park,
Howick Close,
Bekker Road,
Midrand,
1686
the Employee
124 Lanzerac,
Crestwood Drive,
Lonehill,
2191

25.2	Any notice or communication required or permitted to be given in terms of the agreement shall be valid and effective only if in writing but it shall be competent to give notice by telefax.

25.3
Notwithstanding anything to the contrary herein contained a written notice or communication actually received by a party shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen domicilium citandi et executandi.

26.	GENERAL

26.1
The undertakings given by the Employee in the Agreement shall also be for the benefit of the Group and may be enforced by any successors-in-title. The undertakings shall be deemed to have been imposed as a stipulatio alteri for the benefit of any successor-in-title and such benefit may be accepted by any successor-in-title at any time.

26.2
The Agreement constitutes the whole of the agreement between the Parties relating to the matters dealt with herein and, save to the extent otherwise provided herein, no undertaking, representation, term or condition relating to the subject matter of the Agreement not incorporated in the Agreement shall be binding on either of the Parties.

26.3
The Agreement supersedes and replaces any and all agreements between the Parties (and other persons, as may be applicable) and undertakings given to or on behalf of the Parties (and other persons, as may be applicable) in relation to the subject matter hereof.

26.4
No addition to or variation, deletion, or agreed cancellation of all or any clauses or provisions of the Agreement will be of any force or effect unless in writing and signed by the Parties, save for variations to the Employee's terms and conditions of employment as a result of the Group's operational requirements from time to time.

27.	SIGNATURE

The Agreement is signed by the Parties on the dates and at the places indicated below.
Signed at     on     2017

Witness	for THE COMPANY
1.
duly authorised and warranting such authority
2.

Signed at     on     2017

Witness	for THE EMPLOYEE
1.
duly authorised and warranting such authority
2.

Annexe A
REMUNERATION SCHEDULE

1.	The total annual cost-to-company will be R1,800,000.00 (one million eight hundred thousand rand) and shall be paid monthly.

Annex B
RESTRAINT OF TRADE